

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Panyan Yu
Chief Financial Officer
Greencity Acquisition Corporation
505 Eshan Road, Floor 6
Pudong New District
Shanghai, China 200120

> **Re: Greencity Acquisition Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **Form 10-Q for the Quarterly Period Ended June 30, 2022**
> **Filed August 15, 2022**
> **File No. 001-39404**

Dear Ms. Yu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Business

1.   We note that your principal executive offices are located in Shanghai, China, the SPAC Sponsor appears to be based in China, a majority of your executive officers and/or directors are located in or have significant ties to China, and that you may be contemplating merging with a company incorporated in China. Please disclose this prominently in the introduction to the business section. Your disclosure also should describe the legal and operational risks associated with being based in China. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on

an U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Provide a cross-reference to your detailed discussion of risks facing the company and the offering.

2. Please disclose the risks that being based in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

3. Please revise to disclose in the introduction to your Business section that the location of the company, sponsor and executives may make you a less attractive partner to a non-China-based target company, which may therefore limit the pool of acquisition candidates.

4. Disclose each permission that you are required to obtain from Chinese authorities to operate and issue securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied. State whether you may be covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations. Also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

5. Provide a clear description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date and quantify the amounts where applicable.

6. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities.

Controls and Procedures

Management's Report on Internal Control Over Financial Reporting

7. We note that the 10-K for the year ended December 31, 2021 represents the second annual report filed after IPO effectiveness. In addition within risk factor disclosures on page 34, you acknowledge the requirement to evaluate and report on your system of internal controls beginning with your annual report for the year ending December 31, 2021. However, we could not locate management's report on internal controls over financial reporting within Item 9A of your annual report. Please amend your annual report to include management's report on internal controls over financial reporting pursuant to Item 308(a) of Regulation S-K.

Report of Independent Registered Public Accounting Firm

8. We note your audit opinion does not reference the balance sheet as of December 31, 2020. Please have your auditor revise its opinion to include the balance sheet as of December 31, 2020 which is required pursuant to Rule 8-02 of Regulation S-X. Please amend your filing to include such revised audit opinion. Please note that when you file your amendment, new certifications should be filed and all amended Items should be filed in their entirety.

Risk Factors

9. Please add Risk Factor disclosure regarding the Holding Foreign Companies Accountable Act. In addition, please disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

10. Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China[1]based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

11. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange,

please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

12. Please revise to include disclosure addressing any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

General

13. Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to you, your sponsor and your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

Form 10-Q for the Quarterly Period Ended June 30, 2022

Exhibits 31.1 and 32.2

14. We note that your certifications do not include paragraph 4(b) language referring to internal control over financial reporting. Please file an amendment to your quarterly report that includes certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a). Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Wilson Lee, Staff

Accountant at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney at (202) 551-3269 or Mary Beth Breslin, Office Chief at (202) 551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction